Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

On March 26, 2010, CF Industries Holdings, Inc. sent the following notice to stockholders of Terra Industries Inc.:

CF Industries Offer for Terra Industries Scheduled to Expire at
12:00 Midnight, New York City Time, On April 2, 2010

Stockholders Urged to Check Internal Custodial Tender Deadlines
in Light of Expiration on Good Friday (April 2nd)

Attention Terra Stockholders:

The Offer by CF Industries Holdings, Inc. is scheduled to expire at 12:00 Midnight, New York City Time, on April 2, 2010 (the “Expiration Date”), unless extended.

The New York Stock Exchange will be closed on the Expiration Date because of its observance of Good Friday as a holiday.  As a result, brokers, dealers, commercial banks, trust companies and other nominees may also be closed for business or have limited staffing on the Expiration Date.

Stockholders who hold their shares of Terra common stock in Street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee) may only tender shares by providing instructions to their nominees.  Stockholders are urged to contact their nominees to determine any deadlines for tendering their shares, as nominees may have internal deadlines prior to the Expiration Date.

Stockholders with any questions or that need assistance in tendering their shares may call the Information Agent for the Offer:

Innisfree M&A Incorporated

Stockholders May Call Toll Free: 877-456-3507

Banks and Brokers May Call Collect: 212-750-5833

Additional Information

This communication relates to the offer (the “Offer”) by Composite Merger Corporation (“Composite”), an indirect wholly-owned subsidiary of CF Industries Holdings, Inc. (“CF Industries”), to exchange each issued and outstanding share of common stock of Terra

Industries Inc. (“Terra”) for $37.15 in cash and 0.0953 shares of CF Industries’ common stock.  This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (collectively with a Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite with the Securities and Exchange Commission (the “SEC”). The Registration Statement has not yet become effective.  The Offer is made only through the Exchange Offer Documents.

Security holders and investors may obtain any of the foregoing documents for free by visiting EDGAR on the SEC website at www.sec.gov or by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.